

NEWS RELEASE

FOR IMMEDIATE RELEASE

January 21, 2003

CAPITOL FEDERAL FINANCIAL INCREASES QUARTERLY DIVIDEND

Topeka, Ks -- Capitol Federal Financial (CFFN) announced today that its Board of Directors declared a quarterly cash dividend of $0.22 per share on outstanding CFFN common stock. This is an increase of 4.76% compared to the previously paid quarterly dividend. The dividend is payable on February 21, 2003 to stockholders of record as of the close of business on February 7, 2003.

CFFN will announce its earnings for the quarter ended December 31, 2002, prior to the market open, on January 22, 2003.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank which operates 34 branch offices in Kansas.

News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

For additional information about CFFN please contact:

Jim Wempe, Vice President Investor Relations
Telephone: 785-270-6055
E-mail: jwempe@capfed.com